# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netskope, Inc., CIK 0002063196
CUSIP: 64119N608
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2445 Augustine Drive, Suite 301, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001471497

## Reporting persons
- SCGE Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 10,950,921; shared voting power 0; sole dispositive power 10,950,921; shared dispositive power 0; aggregate amount beneficially owned 10,950,921 (4.7% of the class)
- SCGE (LTGP), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 10,950,921; shared voting power 0; sole dispositive power 10,950,921; shared dispositive power 0; aggregate amount beneficially owned 10,950,921 (4.7% of the class)
- SCGE MANAGEMENT, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 10,950,921; shared voting power 0; sole dispositive power 10,950,921; shared dispositive power 0; aggregate amount beneficially owned 10,950,921 (4.7% of the class)
- SCGE GenPar, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 10,950,921; shared voting power 0; sole dispositive power 10,950,921; shared dispositive power 0; aggregate amount beneficially owned 10,950,921 (4.7% of the class)

## Item 1. Issuer
Name of issuer: Netskope, Inc.
Address of issuer's principal executive offices: 2445 Augustine Drive, Suite 301, Santa Clara, California 95054

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
i. SCGE Fund, L.P.
ii. SCGE (LTGP), L.P.
iii. SCGE MANAGEMENT, L.P.
iv. SCGE GenPar, Ltd.
SCGE (LTGP), L.P. is the general partner of SCGE Fund, L.P. and, as such, may be deemed to beneficially own the shares held by the SCGE (LTGP), L.P. SCGE GenPar, Ltd. is the general partner of SCGE (LTGP), L.P. and, as such, may be deemed to beneficially own the shares owned by SCGE (LTGP), L.P. SCGE MANAGEMENT, L.P., a registered investment adviser under the Investment Advisers Act of 1940, as amended, acts as investment adviser to SCGE (LTGP), L.P.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
Citizenship: See Item 4 of the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 231,167,738 shares of Class A Common Stock outstanding as of March 24, 2026, as reported in the Company's Annual Report on Form 10-K for the year ended January 31, 2026, filed with the Securities and Exchange Commission on March 31, 2026.
Percent of class: 4.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SCGE Fund, L.P.: /s/ Bryce Kam, Bryce Kam/Portfolio Manager (05/14/2026)
- SCGE (LTGP), L.P.: /s/ Bryce Kam, Bryce Kam/Portfolio Manager (05/14/2026)
- SCGE MANAGEMENT, L.P.: /s/ Bryce Kam, Bryce Kam/Portfolio Manager (05/14/2026)
- SCGE GenPar, Ltd.: /s/ Bryce Kam, Bryce Kam/Portfolio Manager (05/14/2026)